UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Demonstrates the Latest in 4G Wireless Broadband at Mobile World Congress. Dated February 12th,2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Demonstrates the Latest in 4G Wireless Broadband at
Mobile World Congress

Company will showcase the latest in Mobile WiMAX™ through cutting edge applications and an expanded ecosystem

Visit Alvarion at Mobile World Congress, February 16-19, Barcelona, Hall 2, Booth 2C25

Tel Aviv, Israel, February 12, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, will be showcasing an enhanced ecosystem of devices through an open network of partners, as well as innovative applications running over Mobile WiMAX™ technology to give a look and feel of the real time experience via a live network.

Several Alvarion customers will feature at the speaking panels at the show. Monaco Telecom executives will be present at the show to talk about the WiMAX Center of Excellence they recently launched at Monaco. A few Alvarion executives will also speak at featured panels.

Alvarion will host live seminars related to cutting edge WiMAX technology topics and its applications at the booth during all four days.

Other key technology demonstrations include a live WiMAX and 3G handover demo and a Wii gaming application over a live Mobile WiMAX connection.

Alvarion will launch a major device initiative at the show and will showcase WiMAX devices from an open network of partners in its booth.

“Broadband is a high growth market with global potential and WiMAX provides a quick ROI business case,” said Tzvika Friedman, president and CEO of Alvarion. “Our mature technology built through years of customer experience will be at display during the show. Our customers are reinventing the way data services have been offered traditionally through a radically different approach, which focuses on value added applications with portable and mobile broadband services and an experience unmatched by any other wireless technology today in the marketplace.”

WiMAX offers an excellent solution to quickly reach large numbers of end users with broadband type of services. Alvarion’s solution enables operators to achieve a strong business case through its ability to offer a better total cost of ownership based on special technology that enables higher capacity and extended coverage. Alvarion also presents tailored solutions for emerging markets and a proven track record in the flourishing market of Africa.

Alvarion has deployed more than 250 WiMAX networks around the globe and continues to expand its footprint of WiMAX coverage through a variety of innovative operators offering cutting edge wireless broadband services. Alvarion has won several recent WiMAX contracts including VMAX in Taiwan, LinkeM in Italy, ICE in Costa Rica and Bharti Airtel in India. Alvarion provides an end-to-end WiMAX solution with full turnkey services to present a full portfolio to its customers.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademark of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.